POWER OF ATTORNEY




The undersigned, Gayla J. Delly, being a Director of Flowserve Corporation (the "Company"), hereby appoints Ronald F. Shuff, Mark A. Blinn and Tara D. Mackey, or any one of them, as her agent and attorney-in-fact to prepare and execute, on her behalf, all reports required, in the judgment of Ronald F. Shuff, Mark A. Blinn or Tara D. Mackey, to be filed with the Securities and Exchange Commission involving her transactions in the securities of the Company, including, without limitation, the filing of all her required Form 3, Form 4 and Form 5 reports.

This Power of Attorney shall extend until revoked in writing by the undersigned or until the undersigned is no longer subject to the requirements of Section 16 of the Securities Exchange Act due to termination of her role as a Director of the Company.



/s/ Gayla J. Delly
Gayla J. Delly


Dated:  January 14, 2008